Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                        Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                E-mail:  grhlaw@hotmail.com

April 13, 2012

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:           Meganet Corporation
Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated March 8, 2012, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.
We note your disclosure in the last paragraph of page 13 regarding having more than $10,000,000 of potential product sales in the product pipeline.  We note you provided similar disclosure in Amendment No. 2 filed on November 10, 2011.  With a view towards revised disclosure, please advise whether the estimates, management’s expectations of potential product sales producing revenue, and the confirmed sales to two third world countries are still accurate.  Please update this disclosure as necessary.

Response:  Since our last amendment, our CEO has been in Asia for the purpose of confirming the product sales referenced and scheduling a beginning to their implementation.  The smaller sale has been revised upward to $30,000,000 and the larger sale has been revised downward to $25,000,000.  The total of both sales is close to the same as the total amount previously anticipated.  Management feels the beginning to the implementation of both sales is imminent.  The implementation of the $30,000,000 sale will take a total of 18 months.  The implementation of the $25,000,000 sale is scheduled to take a total of 14 months.  In the disclosure on page 13, we changed the disclosure to reflect the adjusted dollar amounts of the sales.  Otherwise, management feels the balance of the disclosure remains accurate.

Liquidity, page 14

2.
We note your disclosure on page 35 that your president advanced the company cash in the amount of $113,174.  Please present this disclosure in this Liquidity section.  Please also advise whether this amount was an advance or payment for stock.  Based on page 32 it appears the president was issued stock in exchange for cash.

Response:  We added a sentence to the end of the first paragraph on page 14 to put in the requested disclosure.  We advise supplementally that this amount was an advance and not a payment for stock.

Selling Stockholders, page 23

3.	We note SPI International Inc. is listed as a selling stockholder but it is also noted that “payment [is] due.” Please advise.

Response:  SPI International Inc. purchased its shares from our CEO, Mr. Backal.  The shares are not as yet paid for and thus the “payment [is] due” language.  However, under Nevada corporate law the title to stock can transfer even though money remains owing thereon which is the case here.  We removed the “payment [is] due” language to avoid confusion.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company